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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

October 23, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

We are in receipt of your additional telephonic comment regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Morningstar Durable Dividend ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission on May 2, 2018, and the Trust’s response letter dated October 19, 2018 to comments previously provided by the Staff relating to the Fund. The Trust has considered your comment and has authorized us to make the response below on its behalf.

Comment 1.	The Staff notes that a fund may not use the index that it seeks to track as the primary appropriate broad-based securities market index required to be reflected in the average annual total returns table. The use of a fund’s benchmark index would undermine the principles expressed in the appropriate broad-based securities market indexes release that the index used in the table is supposed to provide a point of comparison with the performance of the fund. The practice of using a fund’s benchmark index as the appropriate broad-based securities market index would only provide to the investor an illustration of the amount of tracking error experienced by the fund. However, a fund’s benchmark index could be used as an additional index reflected in the table. See Disclosures of Mutual Fund Performance and Managers ICA 19832 (April 6, 1993); see also N-1A Item 4(b)(2)(iii).

Response 1.	We hereby acknowledge your comment.

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If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss